Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of National Energy Services Reunited Corp. (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-217006 of our report dated February 22, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of National Energy Services Reunited Corp. as of February 10, 2017 and for the period from January 23, 2017 (inception) through February 10, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 25, 2017